UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Appointments to the Executive Board of Credit Suisse; Leadership Changes in the Investment Banking Division and Asia Pacific Region
Zurich, October 17, 2014  Credit Suisse today announced appointments to the Executive Board, changes to the leadership of its Investment Banking Division, and the appointment of a new CEO of Asia Pacific. These changes will take immediate effect.

Jim Amine and Tim O’Hara have been appointed to the Executive Board and will join Gaël de Boissard to head the Investment Banking Division.

Helman Sitohang will assume the role CEO of Asia Pacific.

Eric Varvel has decided to step down from the Executive Board and assume the role of Chairman Asia Pacific and Middle East Regions.

Gaël de Boissard, Jim Amine and Tim O'Hara will partner in leading the Investment Banking Division. Jim Amine will continue to have responsibility for the Investment Banking Department, while Tim O’Hara will continue to head the Equities business. Gaël de Boissard's role remains unchanged. He continues to head the Fixed Income business and remains the CEO of Europe, Middle East and Africa and a member of the Executive Board. Jim Amine and Tim O’Hara will join the Executive Board and report directly to the CEO.

Helman Sitohang will assume the role of CEO of Asia Pacific, reporting directly to the CEO. He will also continue to retain his role as Head of the Investment Bank for Asia Pacific. APAC is the region with the highest economic growth and Credit Suisse is continuing to allocate additional resources to accelerate and maximize the growth opportunities in this region.

Eric Varvel will assume the role of Chairman Asia Pacific and Middle East with a primary focus on our most important clients and assisting senior management on strategy. Eric will step down from the Executive Board, but will continue to report to the CEO in his new role.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse, said: “In our Investment Banking Division, Eric Varvel and Gaël de Boissard have been instrumental in adapting our business to the new market and regulatory environment. Jim Amine and Tim O’Hara have also been integral to the success of the division, with our Investment Banking Department and Equities businesses demonstrating strong results and great momentum. I believe that the combination of Jim, Tim and Gaël will provide the right partnership to drive the business forward.”

Brady Dougan, CEO of Credit Suisse, said: “Eric Varvel has done a great job as CEO of Asia Pacific and I believe will provide important continuity of management and with client relationships in the Chairman role. Helman Sitohang has been instrumental in the success we have achieved to date. Moving into the CEO role is a natural progression and I believe he, along with the strong management team we have in the region, will be able to produce excellent results, demonstrate growth and build on the impressive momentum we have in Asia Pacific.”

Media Release
October 17, 2014 Page 2/3

Composition of the Executive Board as of October 17, 2014
−	Brady W. Dougan, Chief Executive Officer
−	James L. Amine, Head of Investment Banking – Investment Banking Department
−	Gaël de Boissard, Head of Investment Banking – Fixed Income; Regional CEO of EMEA
−	Romeo Cerutti, General Counsel
−	David R. Mathers, Chief Financial Officer and Head of IT and Operations
−	Hans-Ulrich Meister, Head of Private Banking & Wealth Management and Regional CEO of Switzerland
−	Joachim Oechslin, Chief Risk Officer
−	Timothy P. O’Hara, Head of Investment Banking – Equities
−	Robert S. Shafir, Head of Private Banking & Wealth Management and Regional CEO of Americas
−	Pamela A. Thomas-Graham, Chief Marketing and Talent Officer and Head of Private Banking & Wealth Management New Markets

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
- our plans, objectives or goals;
- our future economic performance or prospects;
- the potential effect on our future performance of certain contingencies; and
- assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements. These factors include:
- the ability to maintain sufficient liquidity and access capital markets;
- market and interest rate fluctuations and interest rate levels;
-
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;

- the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
- adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
- the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
- the ability of counterparties to meet their obligations to us;
- the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
- political and social developments, including war, civil unrest or terrorist activity;
- the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;

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October 17, 2014 Page 3/3

- operational factors such as systems failure, human error, or the failure to implement procedures properly;
- actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
- the effects of changes in laws, regulations or accounting policies or practices;
- competition in geographic and business areas in which we conduct our operations;
- the ability to retain and recruit qualified personnel;
- the ability to maintain our reputation and promote our brand;
- the ability to increase market share and control expenses;
- technological changes;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
- acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non- core assets;
- the adverse resolution of litigation and other contingencies;
- the ability to achieve our cost efficiency goals and cost targets; and
- our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Ina Hasdenteufel
Ina Hasdenteufel
Managing Director

/s/ Zsolt Zsigray
Zsolt Zsigray
Date: October 17, 2014		Vice President